BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: 212-250-4599



                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Atlantic Coast Airlines, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures


               SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                 Atlantic Coast Airlines, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         048396105
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages
CUSIP No. 048396105                     Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company, its indirect wholly owned subsidiaries, BT Alex. Brown Incorporated
    (BT Alex. Brown)and Alex. Brown Capital Advisory and
    Trust Company (Alex. Brown Capital Advisory and
    Trust). 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]





3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and Bankers Trust
     Company are New York Corporations.  BT Alex. Brown is a
     Delaware Corporation.  Alex. Brown Capital Advisory and
     Trust is a Maryland Corporation.




CUSIP No. 048396105                    Page 3 of 10 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company     91,100 shares
                   BT Alex. Brown           173,696 shares
                   Alex. Brown Capital
                    Advisory and Trust      278,828 shares
                                            543,624 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                   Alex. Brown Capital
                    Advisory and Trust            0 shares
                                                  0 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company    90,800 shares
                   BT Alex. Brown          179,996 shares
                   Alex. Brown Capital
                    Advisory and Trust     278,828 shares
                                           549,624 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                   Alex. Brown Capital
                    Advisory and Trust            0 shares
                                                  0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                   Bankers Trust Company    90,800 shares
                   BT Alex. Brown          179,996 shares
                   Alex. Brown Capital
                    Advisory and Trust     278,828 shares
                                           549,624 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []


CUSIP No. 048396105                  Page 4 of 10 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company       1.23%
                   BT Alex. Brown              2.45%
                   Alex. Brown Capital
                    Advisory and Trust         3.79%
                                               7.47%
12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex. Brown - BD
     Alex. Brown Capital Advisory and Trust - BK

CUSIP No. 048396105                  Page 5 of 10 Pages

Item 1(a)    NAME OF ISSUER:

             Atlantic Coast Airlines, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             515-A Shaw Road
             Dulles, VA 20166

Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiaries,
            BT Alex. Brown and Alex. Brown Capital Advisory and Trust.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust New York Corporation,
            Bankers Trust Company and BT Alex. Brown

            130 Liberty Street
            New York, New York  10006

            For Alex. Brown Capital Advisory and Trust

            19 South Street
            Baltimore,  Maryland  21202

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
             Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York.

             BT Alex. Brown is a Delaware corporation with its principal business office located in New York.


CUSIP No. 048396105                  Page 6 of 10 Pages

             Alex. Brown Capital Advisory and Trust is a Maryland Corporation with its principal business office located in Maryland.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             048396105

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex. Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.

          For Alex. Brown Capital Advisory and Trust

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:
                   Bankers Trust Company    90,800 shares
                   BT Alex. Brown          179,996 shares
                   Alex. Brown Capital
                    Advisory and Trust     278,828 shares
                                           549,624 shares

CUSIP No. 048396105                     Page 7 of 10 Pages

          (b)  Percent of Class :

                   Bankers Trust Company       1.23%
                   BT Alex. Brown              2.45%
                   Alex. Brown Capital
                    Advisory and Trust         3.79%
                                               7.47%

          (c) Number of shares as to which the following have:
           (i)  sole power to vote or to direct the vote -

                   Bankers Trust Company     91,100 shares
                   BT Alex. Brown           173,696 shares
                   Alex. Brown Capital
                    Advisory and Trust      278,828 shares
                                            543,624 shares


           (ii)  shared power to vote or to direct the vote -

                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                   Alex. Brown Capital
                    Advisory and Trust            0 shares
                                                  0 shares

          (iii) sole power to dispose or to direct the disposition of -

                   Bankers Trust Company    90,800 shares
                   BT Alex. Brown          179,996 shares
                   Alex. Brown Capital
                    Advisory and Trust     278,828 shares
                                           549,624 shares







CUSIP No. 048396105                     Page 8 of 10 Pages

(iv) shared power to dispose or to direct the disposition of -

                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                   Alex. Brown Capital
                    Advisory and Trust            0 shares
                                                  0 shares
Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and exhibits to Item 7

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not applicable.








Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.





CUSIP No. 048396105                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex. Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



CUSIP No. 048396105                     Page 10 of 10 Pages



Signature:  Alex. Brown Capital Advisory and Trust


By:   /s/        Gregg Hawes
Name:            Gregg Hawes

Title:           Secretary


































                          Exhibit A


      The  chain  of ownership from Bankers Trust  New  York
Corporation to Bankers Trust Company is shown below:

             Bankers Trust New York Corporation

                              |
                              |
                            100%
                              |
                              |
                      Bankers Trust Company



                          Exhibit B

      The  chain  of ownership from Bankers Trust  New  York
Corporation  to  BT  Alex.  Brown and  Alex.  Brown  Capital
Advisory and Trust is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                             100%
                              |
                              |
               BT Alex.Brown Holdings Incorporated
     _________________________|________________
     |                                            |
     |                                            |
    100%                                        100%
     |                                            |
     |                                            |
Alex. Brown Financial Corporation   BT Alex. Brown Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Asset Management Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Capital Advisory and Trust Company